UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2016 and 2015

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Notes to Financial Statements

Supplemental Schedules

(b)    Exhibit(s)

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 14, 2017

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2016 and 2015

Supplemental Schedules
As of December 31, 2016 and For the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment and Advisory Committees
for the Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2016 and 2015 and the changes in net assets for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of assets held at end of year as of December 31, 2016 and delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio
June 14, 2017

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

Assets:
Investments at fair value	$445,516,386	$411,240,816
Participant notes receivable	8,071,618	7,644,218
Net assets available for plan benefits	$453,588,004	$418,885,034

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
Additions to net assets attributed to:
Contributions:
Participants	$13,115,212
Participants' rollovers	2,290,824
Employer	3,695,685
Total contributions	19,101,721

Interest, Dividends, and Other	3,987,377

Net appreciation in fair value of investments	52,403,954

Total investment income	56,391,331

Interest on participant notes receivable	352,669

Total additions	75,845,721

Deductions from net assets attributed to:
Distributions to participants	(40,602,174)
Administrative expenses	(540,577)
Total deductions	(41,142,751)

Net increase in net assets	34,702,970

Net assets available for benefits:
Beginning of year	418,885,034
End of year	$453,588,004

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the Plan is Wells Fargo Bank, N.A. (“Wells Fargo”).

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan after their first payroll period. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 2% after 30 days of employment if they have not made an affirmative election already.

The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation determined annually. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions are allocated based on the personal investment choices of each participant. For the first, second, third and fourth quarters of 2016, the employer match on participant contributions was $0.25, $0.25, $0.25, and $0.75 of every eligible employee dollar contributed. For the first, second, third and fourth quarters of 2015, the employer match on participant contributions was $0.50, $0.25, $0.25, and $0.25 of every eligible employee dollar contributed.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

During 2017, the Company remitted certain 2016 employee deferrals to the Plan after the Department of Labor's required time frame. A contribution of lost earnings was made to the Plan in 2017.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

Investment of Contributions - The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Participants elect investment of matching and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of Company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $151 and $132,359 at December 31, 2016 and 2015, respectively. The Company used $235,000 from the forfeitures to offset contributions for the year ended December 31, 2016.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated September 17, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to income tax examinations for the years prior to 2013.

Party-in-interest Transactions - Certain plan assets are in investment funds managed by Wells Fargo or its affiliates. Wells Fargo is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available for Benefits at fair value. The AMP Trust Columbia Trust Stable Income Fund, which is a common collective trust fund, is valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust funds. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the funds or quoted market prices. See Note 3, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan. The Applied Industrial Technologies, Inc. Stock fund (the "Fund") is tracked and valued on a unitized basis which represents the fair value of the underlying investments. The Fund consists of Applied Industrial Technologies, Inc. common stock and the Wells Fargo Advantage Heritage Money Market Fund sufficient to meet the Fund's daily cash needs. Utilizing the Fund allows for daily trades. The value of the unit reflects the combined market value of Applied Industrial Technologies, Inc. common stock and the cash investments held by the Fund.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - During 2016, the Plan adopted Accounting Standards Update (ASU) No. 2016-01, Financial Instruments - Overall Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 amended Accounting Standard Codification (ASC) 825,

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

Financial Instruments, and eliminated the requirement to disclose the fair value of financial instruments not recorded at fair value required under ASC 825. This standard was adopted retrospectively and had no impact on the Plan's net assets or changes in net assets.

3. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

		Fair Value Measurements at 12/31/16
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2016	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$98,121,794	$98,121,794
Cash	1,605,469	1,605,469
Mutual Funds	284,943,135	284,943,135
Total	$384,670,398	$384,670,398

Investments measured at NAV:
Common/collective trust fund: Stable value	$60,845,988

Total investments at fair value	$445,516,386

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

		Fair Value Measurements at 12/31/15
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2015	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$80,128,900	$80,128,900
Cash	1,005,121	1,005,121
Mutual Funds	275,362,037	275,362,037
Total	$356,496,058	$356,496,058

Investments measured at NAV:
Common/collective trust fund: Stable value	$54,744,758

Total investments at fair value	$411,240,816

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc.	Common Stock - 1,651,712 shares		$98,121,794

	Wells Fargo Advantage Heritage	Money Market Fund - 1,605,469 shares		1,605,469
	Applied Industrial Technologies, Inc. Stock Fund Total			99,727,263

	Common/Collective Trust Fund - at Contract Value
	AMP Trust Columbia Trust Stable Income Fund		**	60,845,988

	Fixed Income Funds
	Bond Fund
	Lord Abbett Total Return Fund	Mutual Fund - 2,246,297 shares	**	23,064,785
	Western Asset Core Bond Fund	Mutual Fund - 1,241,688 shares	**	15,322,432
	Total Fixed Income Funds			38,387,217

	Equity Funds
	Foreign Stock
	American Funds EuroPacific Growth Fund	Mutual Fund - 355,700 shares	**	16,020,524
	Vanguard Total International Stock Index Fund	Mutual Fund - 440,547 shares	**	10,850,667
	Large Core Stock
	American Funds Fundamental Investments Fund	Mutual Fund - 266,250 shares	**	14,497,323
	MFS Blended Reserve Core Equity Fund	Mutual Fund - 597,741 shares	**	14,267,707
	Vanguard 500 Index Fund	Mutual Fund - 71,784 shares	**	14,828,387
	Large Growth Stock
	Harbor Capital Appreciation Fund	Mutual Fund - 188,728 shares	**	10,691,181
	JP Morgan Growth Advantage Fund	Mutual Fund - 686,011 shares		10,818,389
	Vanguard Growth Index Fund	Mutual Fund - 194,321 shares	**	11,136,513
	Large Value Stock
	American Washington Mutual Investment Fund	Mutual Fund - 129,967 shares	**	5,323,453
	Vanguard Value Index Fund	Mutual Fund - 220,319 shares	**	7,982,050
	Mid Cap Core Stock
	Principal Mid Cap Fund	Mutual Fund - 135,566 shares	**	3,048,829
	Vanguard Mid Cap Index Fund	Mutual Fund - 12,517 shares	**	2,039,594
	Mid Cap Value Stock
	JP Morgan Mid Cap Value Fund	Mutual Fund - 132,744 shares	**	4,831,825
	Vanguard Mid Cap Value Index Fund	Mutual Fund - 51,853 shares	**	2,608,721
	T Rowe Mid Cap Equity Growth Fund	Mutual Fund - 508,280 shares	**	23,350,165
	Vanguard Small Cap Index Fund	Mutual Fund - 18,842 shares	**	1,163,870

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	Vanguard Russell 2000 Growth Fund	Mutual Fund - 64,932 shares	**	13,809,543
	American Beacon Small Cap Value Fund	Mutual Fund - 275,026 shares	**	7,598,917
	Vanguard Growth Index Fund	Mutual Fund - 34,472 shares	**	1,975,579
	Vanguard Mid-Cap Index	Mutual Fund - 6,479 shares	**	1,055,723
	Vanguard Small-Cap Index	Mutual Fund - 18,924 shares	**	1,168,940
	Vanguard Total Int ST Index	Mutual Fund - 67,644 shares	**	1,666,069
	Vanguard Value Index Fund	Mutual Fund - 32,928 shares	**	1,192,984
	Vanguard 500 Index Fund	Mutual Fund - 54,911 shares	**	11,342,875
	Total Equity Funds			193,269,828

	Retirement-Year Based Funds
	Vanguard Chester/Target Retirement 2060	Mutual Fund - 15,967 shares	**	463,669
	Vanguard Target Retirement #308	Mutual Fund - 172,580 shares	**	2,210,754
	Vanguard Target Retirement 2010	Mutual Fund - 25,115 shares	**	636,407
	Vanguard Target Retirement 2015	Mutual Fund - 209,105 shares	**	3,034,113
	Vanguard Target Retirement 2020	Mutual Fund - 293,251 shares	**	8,287,265
	Vanguard Target Retirement 2025	Mutual Fund - 467,202 shares	**	7,638,757
	Vanguard Target Retirement 2030	Mutual Fund - 280,647 shares	**	8,194,892
	Vanguard Target Retirement 2035	Mutual Fund - 327,500 shares	**	5,809,858
	Vanguard Target Retirement 2040	Mutual Fund - 111,310 shares	**	3,362,669
	Vanguard Target Retirement 2045	Mutual Fund - 86,902 shares	**	1,641,579
	Vanguard Target Retirement 2050	Mutual Fund - 87,586 shares	**	2,661,752
	Vanguard Target Retirement 2055	Mutual Fund - 20,526 shares	**	675,501
	Total Retirement-Year Based Funds			44,617,216

	Balanced Funds
	DFA Global All 60/40 Portfolio	Mutual Fund - 788,984 shares	**	8,668,874

	Total Investments			445,516,386

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2017 to April 2027)		**	8,071,618

	Total			$453,588,004

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participation Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
-	-	-	$9,400	-